As filed with the Securities and Exchange Commission on April 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Intellon Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock Granted Under the Intellon Corporation 2007 Equity Incentive Plan

(Title of Class of Securities)

45816W504

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Charles E. Harris

Chief Executive Officer and Chairman of the Board of Directors

Intellon Corporation

5955 T.G. Lee Boulevard

Suite 600

Orlando, Florida 32822

(407) 428-2800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Scott P. Spector, Esq.

Scott J. Leichtner, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,167,000*	$176.72**

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 1,504,195 shares of the common stock of Intellon Corporation, which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units, dated April 30, 2009, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Intellon Corporation, a Delaware corporation (“Intellon”). The address of Intellon’s principal executive office is 5955 T.G. Lee Boulevard, Suite 600, Orlando, Florida 32822 and its telephone number is (407) 428-2800. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Intellon”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Intellon to exchange certain outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees, including executive officers, and directors of Intellon and its subsidiaries for either new non-qualified stock options (“New Options”) or stock-settled restricted stock units (“New RSUs”), all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related forms of Letter of Transmittal attached hereto as Exhibit 99(a)(1)(B) (the “Letter of Transmittal,” which, together with the Offering Memorandum, as they may each be amended or supplemented from time to time, constitutes the “Offer”). The Offer is currently set to expire at 5:00 p.m. Eastern Time on May 29, 2009, but may be extended (the “Expiration Date”). As of April 27, 2009, Eligible Options to purchase 1,504,195 shares of Intellon common stock were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 5 (“Acceptance of Options for Exchange and Issuance of New Options and New RSUs”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Eligible Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 7 (“Price Range of Common Stock Underlying the Eligible Options”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Intellon is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“ Procedures for Participating in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options and New RSUs”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Eligible Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”), Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Income Tax Consequences”), and Section 14 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

The Intellon Corporation 2007 Equity Incentive Plan, pursuant to which the Eligible Options have been granted and pursuant to which any New Options or New RSUs will be granted, is attached hereto as Exhibit 99(d)(1). The forms of stock option agreement and restricted stock unit agreement, pursuant to which any New Options or New RSUs, respectively, will be granted, are attached hereto as Exhibits 99(d)(2) through 99(d)(8). The Intellon Corporation 2007 Equity Incentive Plan and the forms of stock option agreement and restricted stock unit agreement contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options and New RSUs”) and Section 11 (“Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 6 (“Conditions of the Option Exchange Program”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Intellon”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Intellon’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 30, 2009

INTELLON CORPORATION

By:	/s/ Brian T. McGee
Name:	Brian T. McGee
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)	Offer to Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units dated April 30, 2009.

99(a)(1)(B)	Forms of Letter of Transmittal.

99(a)(1)(C)	Form of Notice of Withdrawal.

99(a)(1)(D)	Form of E-mail to Eligible Option Holders.

99(a)(1)(E)	Forms of Confirmation E-mails.

99(a)(1)(F)	Forms of Reminder E-mails.

99(a)(1)(G)	Intellon Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 13, 2009 and incorporated herein by reference).

99(b)	Not applicable.

99(d)(1)	Intellon Corporation 2007 Equity Incentive Plan (filed with the Securities and Exchange Commission as Exhibit 10.7 to Intellon’s Registration Statement on Form S-1, File No. 333-144520 and incorporated herein by reference).

99(d)(2)	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in the United States) (filed with the Securities and Exchange Commission as Exhibit 10.1 to Intellon’s Current Report on Form 8-K, dated February 26, 2009 and incorporated herein by reference).

99(d)(3)	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in Canada).

99(d)(4)	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in Germany and the United Kingdom).

99(d)(5)	Terms and Conditions of Stock Option Grant under 2007 Equity Incentive Plan (For Participants in China, Hong Kong and Taiwan).

99(d)(6)	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in the United States and Canada).

99(d)(7)	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in Germany and the United Kingdom).

99(d)(8)	Terms and Conditions of Restricted Stock Unit Grant under 2007 Equity Incentive Plan (For Participants in Hong Kong and Taiwan).

99(g)	Not applicable.

99(h)	Not applicable.